Exhibit (a)(7)

Affiliates of Vestar Capital Partners V, L.P. Launch $8.20 Per Share Cash Tender Offer for All Outstanding Shares of Health Grades, Inc.

New York, New York, — August 10, 2010 — Mountain Acquisition Corp. and Mountain Merger Sub Corp., both affiliates of Vestar Capital Partners V, L.P. (“Vestar”) formed for the purpose of acquiring Health Grades, Inc. (Nasdaq: HGRD) (“HealthGrades”), today announced that in accordance with the previously announced Agreement and Plan of Merger, dated as of July 27, 2010, among Mountain Acquisition Corp., Mountain Merger Sub Corp., Mountain Acquisition Holdings, LLC and HealthGrades (as amended on August 9, 2010, the “Merger Agreement”), they have commenced a tender offer to acquire all of the outstanding shares of HealthGrades’ common stock for $8.20 per share in cash.  The aggregate purchase price for the equity of HealthGrades is approximately $294 million (which consists of approximately 35.9 million shares, inclusive of all shares of common stock outstanding, securities convertible into common stock and shares of common stock issuable pursuant to a noncompete agreement with an executive officer).

In connection with the tender offer, Mountain Acquisition Corp. has been granted early termination of the “waiting period” under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Upon the successful closing of the tender offer, stockholders of HealthGrades will receive $8.20 in cash for each share tendered in the offer, without interest and less any applicable withholding taxes. Following completion of the tender offer, under the terms of the Merger Agreement, Mountain Merger Sub Corp. will complete a second-step merger in which any remaining Shares will be converted into the right to receive the same per share price paid in the tender offer.

Today, Mountain Acquisition Corp. and Mountain Merger Sub Corp. are filing with the Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO that provides the terms and conditions of the tender offer.  HealthGrades is also filing with the SEC a solicitation/recommendation statement on Schedule 14D-9 that includes the recommendation of HealthGrades’ board of directors that HealthGrades stockholders accept the tender offer and tender their shares to Mountain Merger Sub Corp. As previously disclosed, the board of directors of HealthGrades has unanimously approved the transaction.

The tender offer will expire at 9:00 AM New York City time on Friday, September 10, 2010, unless extended in accordance with the terms of the Merger Agreement and the applicable rules and regulations of the SEC.  The offer to purchase and related documents in connection with the tender offer contain other important terms and conditions with respect to the tender offer and should be carefully reviewed by stockholders.

About Vestar Capital Partners

Vestar Capital Partners is a leading global private equity firm with more than 22 years of experience investing in middle-market companies with $7 billion in assets currently under management. From its headquarters in New York, and through its five offices in the U.S. and Europe, Vestar employs its value-oriented investment approach across a variety of industries in companies ranging in total enterprise value from $250 million to $3 billion and operations in five key industry sectors: consumer/services, diversified industries, healthcare, media/communication, and financial services. Vestar invests and collaborates with incumbent management teams, family owners or corporations in a creative, flexible and entrepreneurial way to build long-term franchise and enterprise value. Since 1988, Vestar has completed 66 investments in companies with total enterprise value of over $30 billion. Vestar has operations in New York, Boston, Denver, Milan, Munich, and Paris. For more information, please visit www.vestarcapital.com.

About HealthGrades

HealthGrades is the leading independent healthcare ratings organization, providing quality ratings, profiles and cost information on the nation’s hospitals, physicians, nursing homes and prescription drugs. Millions of patients and many of the nation’s largest employers, health plans and hospitals rely on HealthGrades’ quality ratings, advisory services and decision-support resources. The HealthGrades network of websites, including HealthGrades.com and WrongDiagnosis.com, is a top-ten health property according to ComScore and is the Internet’s leading destination for patients choosing providers. More information on the company can be found at www.healthgrades.com.

Additional Information and Where to Find It

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. An affiliate of Vestar has filed a Schedule TO Tender Offer Statement (including an offer to purchase, a related letter of transmittal, and other offer documents) with the U.S. Securities and Exchange Commission (“SEC”), and HealthGrades has filed a Schedule 14D-9 Solicitation/Recommendation Statement, with respect to the offer. Holders of shares of HealthGrades are urged to read the relevant tender offer documents because they contain important information that holders of HealthGrades securities should consider before making any decision regarding tendering their securities. Those materials and all other documents filed by Vestar or Mountain Merger Sub Corp. with the SEC are available at no charge on the SEC’s web site at www.sec.gov. The Schedule TO Tender Offer Statement, Schedule 14D-9 Solicitation/Recommendation Statement and related materials may be obtained for free by directing such requests to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, Toll-Free Telephone: (888) 750-5834.

In addition, HealthGrades files annual and special reports and other information with the SEC. You may read and copy any reports or other information filed by HealthGrades at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800- SEC-0330 for further information on the public reference room. HealthGrades’ filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Contacts

For more information, please contact:

Vestar Capital Partners:

Carol Makovich

(203) 622-4781

carol@blicksilverpr.com

Kristin Celauro

(732) 291-5456

kristin@blicksilverpr.com

Forward-Looking Statements

This announcement contains certain forward-looking statements.  The words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “target,” “goal,” and similar expressions are intended to identify forward-looking statements. All forward-looking statements, by their nature, are subject to risks and uncertainties. The forward-looking statements herein include, among others, statements about Mountain Acquisition Corp.’s and Mountain Merger Sub Corp.’s beliefs, plans, objectives, goals, expectations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. These factors include, but are not limited to, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (2) the outcome of any legal proceedings that may be instituted following announcement of the merger agreement; (3) the inability to complete the offer or complete the merger due to the failure to satisfy other conditions required to complete the offer and the merger; (4) risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the offer and the merger; (5) the ability to recognize the benefits of the merger; and (6) the amount of the costs, fees, expenses and charges related to the offer and the merger. Many of the factors that will determine the outcome of the subject matter of this press release cannot be controlled or predicted.